UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 5, 2008**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On August 5, 2008, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended June 30, 2008, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K.   This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01   Regulation FD Disclosure

Incorporated by reference is a press release issued by the Company on August 5, 2008, which is attached hereto as Exhibit 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on August 5, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL
     Emil Hensel
     Chief Financial Officer

Dated: August 7, 2008

LINK

Item 2.02   Results of Operations and Financial Condition

Item 7.01   Regulation FD Disclosure

Item 9.01   Financial Statements and Exhibits



EXHIBIT 99.1

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS SECOND QUARTER 2008 RESULTS

BOCA RATON, Fla. – August 5, 2008 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $171.0 million in the second quarter ended June 30, 2008, a 3% decrease from revenue of $175.3 million in the prior year quarter. Net income for the second quarter of 2008 increased 17% to $6.4 million, or $0.21 per diluted share, versus net income of $5.5 million, or $0.17 per diluted share in the prior year quarter. Cash flow from operations for the second quarter of 2008 was $15.8 million.

For the six months ended June 30, 2008, the Company generated revenue of $350.2 million and net income of $12.2 million, or $0.39 per diluted share. This compares to revenue of $351.4 million and net income of $10.3 million, or $0.31 per diluted share, in the first six months of the prior year. Cash flow from operations for the first six months of 2008 was $27.2 million.

"I'm pleased with our second quarter results, especially considering the challenging operating environment in our nurse and allied staffing business. Our profitability met the high end of our guidance for the second quarter reflecting improved profit margins in all three business segments despite our top-line performance coming in below our range of expectations. While staffing volume in our nurse and allied segment is likely to remain under pressure in the short-term due to weak booking trends, we believe that business strategies we are executing will begin to reverse these negative volume trends later this year," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. "In our clinical trials services segment, the 27% increase in revenue was due to the acquisitions we made in mid-2007. We continue to work hard to diversify our client base and add new contracts in an effort to counteract delays in the start-up of certain clinical trials and replace large contracts that have and will be ending. As a result, we expect modest sequential segment revenue improvement in the third quarter," added Mr. Boshart.

On July 22, 2008, Cross Country Healthcare announced a definitive agreement to acquire substantially all of the assets of locum tenens (physician staffing) provider MDA Holdings, Inc. (MDA) and its subsidiaries for $112.3 million in cash, plus additional earn-out payments based on 2008 and 2009 performance criteria. In 2007, MDA generated revenue of $158 million. The Company anticipates closing this transaction next month.

"Our second quarter results and the pending acquisition of MDA are consistent with the strategy we have previously communicated. This strategy includes: strengthening our market position and margins in our nurse and allied staffing business, which continues to generate strong cash flow; making strategic acquisitions in high growth, high margin businesses; opportunistically buying back our common stock; and maintaining a strong balance sheet to provide financial flexibility. It is, in-part, due to our financial flexibility that the Company has been able to secure attractive financing for this strategic transaction in a difficult credit environment," Mr. Boshart stated.

Nurse and Allied Staffing

For the second quarter of 2008, the nurse and allied staffing business segment (travel and per diem nurse and travel allied staffing) generated revenue of $132.7 million, a 7% decline from the prior year quarter and a 6% decline sequentially from the first quarter of 2008. The revenue decrease reflects a 10% decline in staffing volume from the prior year quarter that was partially offset by a 4% year-over-year increase in travel nurse staffing revenue per hour.

Contribution income (defined as income from operations before depreciation, amortization, and corporate expenses not specifically identified to a reporting segment) increased to $13.9 million in the second quarter of 2008 from $12.9 million in the same quarter a year ago, increasing 8% compared to the prior year quarter as well as sequentially from the first quarter of 2008. This increase primarily reflected further expansion of the bill-pay spread and an improvement in housing costs as a percent of revenue.

For the first six months of 2008, segment revenue decreased 5% on a year-over-year basis to $273.3 million from $287.7 million in the same period a year ago, while contribution income increased 7% to $26.8 million from $25.1 million in the prior year period.

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Clinical Trials Services

For the second quarter of 2008, the clinical trials services segment generated revenue of $24.9 million, an increase of 27% from $19.6 million in the prior year quarter. The year-over-year improvement was due to the additional revenue from the acquisitions made during 2007. Contribution income increased 49% in the second quarter of 2008 to $4.4 million from $3.0 million in the same quarter of 2007 reflecting higher contribution from all business units in this segment.

For the first six months of 2008, segment revenue increased 27% on a year-over-year basis to $49.8 million from $39.3 million in the same period a year ago, while contribution income increased 48% to $8.2 million from $5.5 million in the prior year period.

Other Human Capital Management Services

For the second quarter of 2008, the other human capital management services business segment (education and training and retained search) generated revenue of $13.4 million, a 6% increase from revenue of $12.6 million in the same quarter in the prior year, reflecting higher revenue in both the retained search business and the education and training business. Segment contribution income increased 6% to $2.1 million in the second quarter of 2008, from $2.0 million in the prior year quarter, reflecting greater contribution from both the retained search and the education and training businesses.

For the first six months of 2008, segment revenue increased 11% on a year-over-year basis to $27.1 million from $24.4 million in the same period a year ago, while contribution income increased 10% to $4.5 million from $4.1 million in the prior year period.

Debt Repayments/Borrowings

During the second quarter of 2008, the Company decreased its borrowings under its revolving credit facility by $7.5 million from the end of the prior quarter. At June 30, 2008, the Company had $34.3 million of total debt on its balance sheet and a debt, net of cash, to total capitalization ratio of 6.9%. In addition, the Company utilized $4.6 million to complete the earnout related to the 2007 Assent acquisition.

Stock Repurchase Program Update

Cross Country Healthcare repurchased 53,962 shares of its common stock during the second quarter of 2008 at a total cost of $0.7 million, which equates to an average cost of $12.31 per share. These purchases occurred early in the quarter. The Company refrained from repurchasing any additional shares during the quarter due to the timing of negotiations with MDA. As of June 30, 2008, the Company can repurchase up to 1,441,139 shares of its common stock under the current authorization approved in February 2008. Under this authorization, the shares may be repurchased from time-to-time in the open market subject to the terms of the Company's credit agreement and such repurchases may be discontinued at any time at the discretion of the Company. At June 30, 2008, the Company had approximately 30.7 million shares outstanding.

Guidance for Third Quarter 2008

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements assume the pending acquisition of MDA will close next month and the Company's guidance includes the expected contribution from MDA. These statements do not include the potential impact of any other future mergers, acquisitions and other business combinations, any significant legal proceedings or any significant repurchases of our common stock.

The Company expects revenue in the third quarter of 2008 to be in the $176 million to $184 million range and earnings per diluted share to be in the range of $0.19 to $0.21. Subject to timing of the close of the MDA acquisition, these estimates include approximately $8 million to $12 million of revenue from MDA and an immaterial contribution to earnings per diluted share.

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Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Wednesday, August 6th at 10:00 a.m. Eastern Time to discuss its second quarter 2008 financial results. This call will be webcast live by CCBN/Thomson and may be accessed at the Company's web site at www.crosscountryhealthcare.com or by dialing 888-455-9639 from anywhere in the U.S. or by dialing 210-234-0001 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through August 20th. A replay of the conference call will be available by telephone from approximately noon on August 6th until August 20th by calling 866-457-5706 from anywhere in the U.S. or 203-369-1289 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of nurse and allied staffing services in the United States, a provider of clinical trials services to global pharmaceutical and biotechnology customers, as well as a provider of other human capital management services focused on healthcare. The Company has approximately 4,000 contracts with hospital, pharmaceutical and biotechnology customers, and other healthcare organizations. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

In addition to historical information, this press release contains statements relating to our future results (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the "safe harbor" created by those sections. Forward-looking statements consist of statements that are predictive in nature, depend upon or refer to future events. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests", "seeks", "will" and variations of such words and similar expressions intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, without limitation, the following: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth in Item 1A. "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, as filed and updated in our Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission.

Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results and readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date of this press release. There can be no assurance that (i) we have correctly measured or identified all of the factors affecting our business or the extent of these factors' likely impact, (ii) the available information with respect to these factors on which such analysis is based is complete or accurate, (iii) such analysis is correct or (iv) our strategy, which is based in part on this analysis, will be successful. The Company undertakes no obligation to update or revise forward-looking statements. All references to "we," "us," "our," or "Cross Country" in this press release mean Cross Country Healthcare, Inc., its subsidiaries and affiliates.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Consolidated Statements of Income
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2008	2007	% Change	2008	2007	% Change
Revenue from services	$ 170,951	$ 175,339	(3%)	$ 350,202	$ 351,432	0%
Operating expenses:						
Direct operating expenses	125,311	133,736	(6%)	259,385	269,340	(4%)
Selling, general and administrative expenses	32,123	29,923	7%	64,288	59,441	8%
Bad debt expense	—	480	(100%)	484	1,265	(62%)
Depreciation	1,777	1,505	18%	3,563	2,989	19%
Amortization	643	370	74%	1,316	739	78%
Legal settlement charge	—	21	(100%)	—	34	(100%)
Total operating expenses	159,854	166,035	(4%)	329,036	333,808	(1%)
Income from operations	11,097	9,304	19%	21,166	17,624	20%
Other expenses:						
Foreign exchange loss (gain)	(34)	—	ND	(40)	—	ND
Interest expense, net	533	529	1%	1,172	1,015	15%
Income before income taxes	10,598	8,775	21%	20,034	16,609	21%
Income tax expense	4,227	3,314	28%	7,813	6,346	23%
Net income	$ 6,371	$ 5,461	17%	$ 12,221	$ 10,263	19%
Net income per common share:						
Basic	$ 0.21	$ 0.17	24%	$ 0.40	$ 0.32	25%
Diluted	$ 0.21	$ 0.17	24%	$ 0.39	$ 0.31	26%
Weighted average common shares outstanding:						
Basic	30,667	32,038		30,908	32,086	
Diluted	30,853	32,613		31,093	32,730	

ND - Not determinable

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	June 30, 2008	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 4,812	$ 9,066
Accounts receivable, net	107,503	116,133
Deferred tax assets	6,531	6,172
Other current assets	17,209	17,768
Total current assets	136,055	149,139
Property and equipment, net	22,147	23,460
Trademarks, net	19,073	19,153
Goodwill, net	339,602	326,119
Other identifiable intangible assets, net	14,740	15,996
Debt issuance costs, net	549	424
Other long-term assets	1,060	1,017
Total assets	$ 533,226	$ 535,308
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 7,365	$ 10,203
Accrued employee compensation and benefits	27,514	26,102
Current portion of long-term debt	3,093	5,067
Income taxes payable	3,829	1,222
Other current liabilities	8,279	7,815
Total current liabilities	50,080	50,409
Non-current deferred tax liabilities	49,544	49,547
Long-term debt	31,248	34,385
Other long-term liabilities	9,962	10,530
Total liabilities	140,834	144,871
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	235,714	245,844
Other stockholders' equity	156,675	144,590
Total stockholders' equity	392,392	390,437
Total liabilities and stockholders' equity	$ 533,226	$ 535,308

Cross Country Healthcare, Inc.
Segment Data (a)
(Unaudited, amounts in thousands)

| | Three Months Ended June 30, | | | | | Six Months Ended June 30, | | | | |
	2008	% of Total Revenue	2007	% of Total Revenue	% Change	2008	% of Total Revenue	2007	% of Total Revenue	% Change
Revenues:										
Nurse and allied staffing	$132,665	78%	$143,195	82%	(7%)	$273,331	78%	$287,717	82%	(5%)
Clinical trials services	24,898	14%	19,569	11%	27%	49,767	14%	39,280	11%	27%
Other human capital management services	13,388	8%	12,575	7%	6%	27,104	8%	24,435	7%	11%
	$170,951	100%	$175,339	100%	(3%)	$350,202	100%	$351,432	100%	0%
Contribution income (b)										
Nurse and allied staffing	$ 13,939		$ 12,863		8%	$ 26,800		$ 25,056		7%
Clinical trials services	4,412		2,971		49%	8,182		5,533		48%
Other human capital management services	2,108		1,990		6%	4,503		4,089		10%
	20,459		17,824		15%	39,485		34,678		14%
Unallocated corporate overhead	6,942		6,624		5%	13,440		13,292		1%
Depreciation	1,777		1,505		18%	3,563		2,989		19%
Amortization	643		370		74%	1,316		739		78%
Legal settlement charge	—		21		(100%)	—		34		(100%)
Income from operations	$ 11,097		$ 9,304		19%	$ 21,166		$ 17,624		20%

Cross Country Healthcare , Inc.
Other Financial Data
(Unaudited)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
	2008	2007	2008	2007
Net cash provided by operating activities (in thousands)	$ 15,837	$ 8,923	$ 27,172	$ 7,355
Nurse and allied staffing statistical data:				
FTEs (c)	4,541	5,067	4,681	5,101
Weeks worked (d)	59,033	65,871	121,706	132,626
Average nurse and allied staffing revenue per FTE per week (e)	$ 2,247	$ 2,174	$ 2,246	$ 2,169

(a) Segment data provided is in accordance with FASB Statement 131.
(b) Defined as income from operations before depreciation, amortization, and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.
(c) FTEs represent the average number of nurse and allied contract staffing personnel on a full-time equivalent basis.
(d) Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.
(e) Average nurse and allied staffing revenue per FTE per week is calculated by dividing the nurse and allied staffing revenue by the number of week worked in the respective periods. Nurse and allied staffing revenue includes revenue from permanent placement of nurses.